FREE WRITING PROSPECTUS

FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO.: 333-162588

Media Contact:	Roy Wiley, 630-753-2627
Investor Contact:	Heather Kos, 630-753-2406
Web site:	www.Navistar.com/newsroom

NAVISTAR PRICES $1.55 BILLION DEBT OFFERINGS

WARRENVILLE, Ill., (Oct. 22, 2009) – Navistar International Corporation (NYSE:NAV) announced today that it has priced a public offering of $1 billion aggregate principal amount of its senior notes due 2021. Navistar announced also the pricing of its public offering of $550 million of its senior subordinated convertible notes due 2014. The convertible notes offering size was increased to $550 million in gross proceeds based on market demand. The net proceeds will be used to repay in full amounts outstanding under its $1.1 billion term loan and $400 million synthetic revolver senior unsecured credit facilities, which expire in January 2012, as well as other general corporate purposes. In connection with the convertible notes offering, Navistar has granted the underwriters an over-allotment option, exercisable within 13 days, to purchase up to an additional $75 million of convertible notes.

“The deal has allowed us to improve our capital structure by extending maturities of our debt,” said A.J. Cederoth, Navistar’s executive vice president and chief financial officer.

The senior notes will pay interest semiannually at a rate of 8.25% per annum. The convertible notes will pay interest semiannually at a rate of 3.00% per annum and will be convertible, under certain circumstances, into cash, shares of Navistar common stock, or a combination of cash and shares of Navistar common stock, at Navistar’s election, at an initial conversion rate of 19.8910 shares of Navistar common stock per $1,000 principal amount of senior subordinated convertible notes, which is equivalent to an initial conversion price of approximately $50.27 per share of common stock, subject to adjustment in certain circumstances.

Also in connection with the convertible notes offering, Navistar entered into convertible note hedge transactions with separate affiliates of certain of the underwriters (the hedge counterparties) and also entered into warrant transactions with the hedge counterparties.

The senior notes offering and the convertible notes offering are being conducted as separate public offerings, although the senior notes offering is conditioned upon the completion of the convertible notes offering such that Navistar has sufficient net proceeds to repay all amounts outstanding under its existing credit facilities. The completion of the convertible notes offering is not conditioned upon the completion of the senior notes offering. The closing of each offering is expected to occur on Oct. 28, 2009. Each closing is subject to customary closing conditions.

The senior notes offering is being led by Credit Suisse, and the convertible notes offering is being led by J.P. Morgan. These notes are being offered and sold under Navistar’s shelf registration statement filed with the Securities and Exchange Commission on Oct. 20, 2009, which was effective upon filing, and pursuant to two prospectus supplements and an accompanying base prospectus filed with the Securities and Exchange Commission in Navistar’s shelf registration statement and available for review on the SEC’s website at www.sec.gov. A copy of the prospectus can be obtained for the senior notes by contacting Credit Suisse at Attention: Prospectus Department, One Madison Avenue, New York, NY 10171 (1-800-221-1037) and for the convertible notes by contacting J.P.Morgan at Attention: Prospectus Department, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 (1-718-242-8002). Credit Suisse, BofA Merrill Lynch, J.P. Morgan, Citi, Deutsche Bank Securities and Goldman, Sachs & Co. are acting as joint book-runners in the senior notes offering. J.P. Morgan, Credit Suisse, BofA Merrill Lynch, Citi, Deutsche Bank Securities and Goldman, Sachs & Co. are acting as joint book-runners in the convertible notes offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering of the senior notes and the offering of the convertible notes are being made only by means of the related prospectus.

About Navistar

Navistar International Corporation (NYSE: NAV) is a holding company whose subsidiaries and affiliates produce International® brand commercial and military trucks, MaxxForce® brand diesel engines, IC Bus™ brand school and commercial buses, Monaco RV brands of recreational vehicles, and Workhorse® brand chassis for motor homes and step vans. It also is a private-label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. Navistar also provides truck and diesel engine service parts. Another affiliate offers financing services.

Forward-Looking Statements

Information provided and statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this report and Navistar assumes no obligation to update the information included in this report. Such forward-looking statements include information concerning Navistar’s possible or assumed future results of operations, including descriptions of Navistar’s business strategy. These statements often include words such as “believe,”

“expect,” “anticipate,” “intend,” “plan,” “estimate,” or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties, and assumptions. For a further description of these factors, see “Risk Factors—Risks Relating to Navistar and its Markets” as set forth in the Preliminary Prospectus Supplement, dated October 20, 2009, filed pursuant to Rule 424(b)(3) with respect to the Registration Statement No. 333-162588. Although Navistar believes that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect Navistar’s actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. All future written and oral forward-looking statements by Navistar or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for Navistar’s ongoing obligations to disclose material information as required by the federal securities laws, it does not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events.

The Issuer has filed a registration statement (including an accompanying prospectus) dated October 20, 2009 and a preliminary prospectus supplement dated October 20, 2009 with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002 and Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10171, (1-800-221-1037).